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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    REPORT ON FORM 6-K DATED FEBRUARY 1, 2007

                        Commission File Number 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

                                   ----------

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628).

Attached hereto and incorporated by reference are the following documents:

1. The Registrant's Notice of Special General Meeting of Shareholders and Proxy Statement for its Special General Meeting of Shareholders.

2. The form of proxy card in connection with the Registrant's Special General Meeting of Shareholders.

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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd
                                   (Registrant)

Date:  February 1, 2007
                                   By:     /s/ David Bar-Yosef
                                           ------------------------------
                                           David Bar-Yosef
                                           Legal Counsel and Corporate Secretary

                          SHAMIR OPTICAL INDUSTRY LTD.

                NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that a special general meeting of shareholders (the "MEETING") of Shamir Optical Industry Ltd. (the "COMPANY") will be held on Thursday, March 8, 2007 at 3:00 p.m. (Israel time), at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, 40th floor, Tel Aviv, Israel.

     The agenda of the special general meeting shall be as follows:

     1. Election of Mr. Guy Vaadia as a Class B Director to hold office until the close of the annual general meeting to be held in 2008; and

     2. Approval of the termination of the loan agreement between the Company and Kibbutz Shamir and the entry into a lease agreement between the Company and Kibbutz Shamir and a service agreement between a wholly-owned subsidiary of the Company and Kibbutz Shamir.

     Only shareholders of record at the close of business on January 29, 2007 (the "RECORD DATE") will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Holders of the Company's ordinary shares who hold their shares through a member of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company, c/o Mr. David Bar-Yosef, Legal Counsel and Corporate Secretary, Kibbutz Shamir, Upper Galilee 12135, Israel, an ownership certificate confirming their ownership of the Company's ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

     Shareholders who wish to vote at the meeting by means of a proxy are obliged to complete, sign, date and return the proxy card no later than two hours before the time of the meeting.

     Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty three and one-third percent (33 1/3%) of the voting power in the Company. If a quorum is not present within an hour of the time designated for the meeting, the meeting will be adjourned until Thursday, March 15, 2007, at the same time and place. At the adjourned meeting any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

     The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company's offices, which are located at Kibbutz Shamir, Upper Galilee 12135, Israel during normal business hours and by prior coordination with Mr. David Bar-Yosef, Legal Counsel and Corporate Secretary (tel: +972 (4) 694-7810).

                                           By Order of the Board of Directors,

                                           /s/ David Bar-Yosef, Adv.
                                           David Bar-Yosef, Adv.
                                           Legal Counsel and Corporate Secretary

                                           February 1, 2007

                          SHAMIR OPTICAL INDUSTRY LTD.

                                 KIBBUTZ SHAMIR
                                  UPPER GALILEE
                                  12135 ISRAEL

                          -----------------------------

                                 PROXY STATEMENT

                          -----------------------------

                     SPECIAL GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON MARCH 8, 2007

     This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "SHARES"), of Shamir Optical Industry Ltd. in connection with the special general meeting of shareholders of the Company to be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, 40th floor, Tel Aviv, Israel on Thursday, March 8, 2007 at 3:00 p.m. Israel time, and thereafter as it may be adjourned from time to time. Unless the context otherwise requires, references in this Proxy Statement to "Shamir," the "Company," "we" or "our" refer to Shamir Optical Industry Ltd.

     At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

     1. to elect Mr. Guy Vaadia as a Class B Director to hold office until the close of the annual general meeting to be held in 2008; and

     2. to approve the termination of the loan agreement between the Company and Kibbutz Shamir and the entry into a lease agreement between the Company and Kibbutz Shamir and a service agreement between a wholly-owned subsidiary of the Company and Kibbutz Shamir.

SHAREHOLDERS ENTITLED TO VOTE

     Only holders of record of Shares at the close of business on January 29, 2007 (the "RECORD DATE") are entitled to receive notice of, and to vote at, the Meeting.

     As of the Record Date, the Company had 16,256,514 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

PROXIES

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. A form of proxy for use at the Meeting is attached. The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a "FOR" vote (with the exception of proposal 2). Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by oral notification to the Chairman of the meeting at the Meeting.

     Shareholders wishing to express their position on an agenda item for this special general meeting may do so by submitting a written position statement to the Company's offices, c/o Mr. David Bar-Yosef, at Kibbutz Shamir, Upper Galilee 12315, Israel, no later than February 8, 2007. Any position statement received will be furnished to the Securities and Exchange Commission (the "COMMISSION") on Form 6-K, and will be made available to the public on the Commission's website at www.sec.gov and in addition at www.magna.isa.gov.il.

     We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

     These proxy and proxy card shall also serve as a voting deed (ktav hatzba'a) as such term is defined under the Israeli Companies Law.

     We expect to mail the Proxy Statement to shareholders on or about February 1, 2007. Shamir will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

QUORUM

     The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least thirty three and one third percent (33 1/3%) of the voting power in the Company. If a quorum is not present within an hour of the time designated for the Meeting, the Meeting shall be adjourned to Wednesday, March 15, 2007, at the same time and place. At the adjourned Meeting any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

REPORTING REQUIREMENTS

     We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at www.sec.gov.

     As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

            ITEM I: ELECTION OF MR. GUY VAADIA AS A CLASS B DIRECTOR

     At the Meeting, shareholders will be asked to elect Mr. Guy Vaadia as a Class B Director to hold office until the close of the annual general meeting to be held in 2008. Mr. Vaadia is replacing Ms. Orly Felner-Hayardeny who shall resign from her position promptly upon the election of Mr. Vaadia.

     Mr. Vaadia is currently the chief executive officer of FIBI Investment House Ltd. and a member of the board of directors of InterGamma Investment Ltd. From 1999 to 2005 he was the senior lending officer of Bank Mizrahi at the corporate banking division and served as a board member of United Mizrahi Bank Ltd. From 1996 to 1999 he served as the personal assistant to the president of Bank Mizrahi and from 1993 to 1995 Mr. Vaadia served as the senior Economist of Israel Chemicals Limited. From 1998 to 1991 Mr. Vaadia served as the Head Economist of the Agricultural Research Organization of Israel. He holds a M.Sc. degree in agricultural economics and management from the Hebrew University of Jerusalem and an MBA degree from INSEAD, Fontainebleau, France.

     At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, to elect Mr. Guy Vaadia as a Class B Director to hold office until the close of the annual general meeting to be held in 2008."

     The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

                ITEM II: APPROVAL OF THE TERMINATION OF THE LOAN
            AGREEMENT BETWEEN THE COMPANY AND KIBBUTZ SHAMIR AND THE
              ENTRY INTO A LEASE AGREEMENT BETWEEN THE COMPANY AND
            KIBBUTZ SHAMIR AND A SERVICE AGREEMENT BETWEEN A WHOLLY-
               OWNED SUBSIDIARY OF THE COMPANY AND KIBBUTZ SHAMIR

     On August 8, 2005, the extraordinary general meeting of the shareholders of the Company resolved to approve the grant of a loan to Kibbutz Shamir, the controlling shareholder of the Company which, as of the date of this Proxy Statement holds approximately 58% of the outstanding share capital of the Company (the "KIBBUTZ"), in the amount of up to $4.4 million (the "LOAN") which bears annual dollar interest at a variable rate equal to annual LIBOR plus 1.5%. The Loan was provided in order to fund the construction of a building (the "FACTORY") on the Kibbutz's territory. As of the date of this Proxy Statement, the Kibbutz borrowed approximately $1.2 million against the Loan.

     Additionally, on August 8, 2005, the extraordinary general meeting of the shareholders of the Company resolved to approve the entry of the Company and/or a subsidiary of the Company into a lease with the Kibbutz (the "INITIAL LEASE"). Pursuant to the Initial Lease, the Company was to lease the Factory from the Kibbutz for a period commencing upon the completion of the construction of the Factory and ending not later than 24 years and 11 months thereafter. The parties have not entered into the Initial Lease.

     The parties now wish to amend the arrangement as follows:

          o The Loan will be terminated and the Kibbutz would prepay to the Company the outstanding principal amount of approximately $1.2 million and all accrued and unpaid interest thereon through the date of the prepayment.

          o In lieu of the Initial Lease, the Company and the Kibbutz would enter into a lease agreement (the "LEASE") pursuant to which, the Company will lease the Factory until November 30, 2023 commencing on the earlier of the: (i) date of occupancy, or (ii) date of the completion of the construction. The Company would be entitled to terminate the Lease at any time, provided, however, that the Company has located an alternate tenant and the Kibbutz has given its consent, which consent would not be reasonably withheld. The parcel of land underlying the Factory will be included in the long-term lease between the Kibbutz and the Israel Land Administration ("ILA"), pursuant to which the Kibbutz may, with the consent of the ILA, sublease the parcel to a corporation under its control. The consent of the ILA for the Lease, though, has not been obtained. In addition, the ILA may, from time to time, change its regulations governing such lease agreement, which these changes could affect the terms of the Lease, and may trigger the termination of the Lease. Under the Lease, the Kibbutz will be responsible for any expense resulting from actions of the ILA.

          o The annual rental fees pursuant to the Lease would be payable quarterly and would be in the amount equal to 10% of the actual construction cost of the Factory, excluding VAT and grants of the Investment Center, as certified by the board of directors of Shamir Special Optical Products Ltd., a wholly-owned subsidiary of the Company ("SSOP") but in no event more than $500,000 per annum. The annual rent per square meter under the Lease is approximately equal to the annual rent per square meter under the Initial Lease.

     SSOP and Kibbutz Shamir would also enter into a new service agreement (the "SERVICE AGREEMENT") until February 9, 2010 pursuant to which the Kibbutz would provide administrative and maintenance services to SSOP to maintain the Factory. SSOP shall pay the Kibbutz a monthly fee of NIS 25,000 linked to the Consumer Price Index (the "SERVICE FEE"). In the event that the actual cost of services in any year would be higher or lower by 30% or more compared to the Service Fee paid in the preceding calendar year, not taking into account extraordinary expenses not in the ordinary course of business, the Service Fee for the following year would be adjusted accordingly. The term of the Service Agreement would be extended automatically for additional periods of 5 years each unless either of the parties terminates the Service Agreement by giving 12-months' advance notice prior to the scheduled expiration date. The Service Fee would be adjusted at the end of the initial term of the Service Agreement and then every 5 years, assuming that the Service Agreement would be extended, based on the actual cost of services in the year preceding the adjustment date.

     The Audit Committee and the Board of Directors of the Company approved the termination of the Loan and the entry into the Lease and the Service Agreement.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, to approve the termination of the loan agreement between the Company and Kibbutz Shamir and the entry into a lease agreement between the Company and Kibbutz Shamir and a service agreement between a wholly-owned subsidiary of the Company and Kibbutz Shamir and to authorize the Company's management to finalize the terms and conditions of the lease agreement and the service agreement in accordance with the principles approved by this resolution and to take, subject to any applicable law, any and all actions required in order to carry out the above resolutions."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this resolution, provided that either (i) such a majority includes at least a third of the total votes of shareholders, who do not have a personal interest in the transaction, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

                                 OTHER BUSINESS

     Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

                                         By the Order of the Board of Directors,

                                         /s/ Giora Ben-Zeev
                                         Giora Ben-Zeev
                                         Chief Executive Officer

                                         February 1, 2007

                   SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

                           SHAMIR OPTICAL INDUSTRY LTD

                                  MARCH 8, 2007

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.

        THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE
                            PROPOSALS LISTED BELOW.

   PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK
                YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

                                  SPECIAL GENERAL MEETING

                                                        FOR   AGAINST  ABSTAIN

               1. Election of Mr. Guy Vaadia as         [_]     [_]      [_]
                  a Class B Director to hold
                  office until the close of the
                  annual general meeting to be
                  held in 2008.

               2. Approval of the termination           [_]     [_]      [_]
                  of the loan agreement between
                  the Company and Kibbutz Shamir
                  and the entry into a lease
                  agreement between the Company
                  and Kibbutz Shamir and a
                  service agreement between a
                  wholly-owned subsidiary of the
                  Company and Kibbutz Shamir.

                                                        Yes            No

                  Do you have a personal                [_]            [_]
                  interest in the transactions
                  underlying Proposal 2? (Please
                  note: If you do not mark
                  either Yes or No, your shares
                  will not be voted for  Proposal
                  2.)

               In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special General Meeting of Shareholders.

               THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE PROXY WILL BE VOTED FOR PROPOSAL 1, BUT WILL NOT BE VOTED WITH RESPECT TO PROPOSAL 2. SHOULD ANY OTHER MATTER REQUIRING A VOTE OF THE SHAREHOLDERS ARISE, THE PROXIES NAMED ABOVE ARE AUTHORIZED TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT IN THE INTEREST OF THE COMPANY.

               PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES CAN NOT BE VOTED.

To change the address on your account, please check the box
at right and indicate your new address in the address space
above. Please note that changes to the registered name(s) on
the account may not be submitted via this method.                       [_]

Signature of Shareholder ________ Date: ________
Signature of Shareholder ________ Date: ________

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                           SHAMIR OPTICAL INDUSTRY LTD

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Shamir Optical Industry Ltd (the "Company"), do hereby nominate, constitute and appoint David Bar-Yosef (Corporate Secretary) and Yagen Moshe (CFO), or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of January 29, 2007, at the Special General Meeting of Shareholders to be held on March 8, 2007 (or as otherwise adjourned).

By my signature, I hereby revoke any and all proxies previously given.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)